File No. [●]

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

APPLICATION FOR AN ORDER PURSUANT TO SECTION 6(C) OF THE INVESTMENT COMPANY ACT OF 1940 TO EXEMPT CERTAIN BUSINESS DEVELOPMENT COMPANIES FROM THE MEANING OF THE TERM “ACQUIRED FUND” FOR PURPOSES OF FORM N-1A, FORM N-2, FORM N-3, FORM N-4 AND FORM N-6 UNDER THE INVESTMENT COMPANY ACT OF 1940

Coalition for Business Development

All Communications, Notices and Orders to:

David Cohen

Coalition for Business Development

1155 F Street, NW

Suite 1200

Washington, DC 20004

Copies to:

Rajib Chanda, Esq.

Simpson Thacher & Bartlett LLP

900 G Street, N.W.

Washington, DC 20001

Telephone: (202) 636-5543

Facsimile: (202) 636-5502

September 3, 2019

UNITED STATES OF AMERICA

Before the

SECURITIES AND EXCHANGE COMMISSION

In the Matter of:

Coalition for Business Development

File No. [●]

Investment Company Act of 1940

APPLICATION FOR AN ORDER PURSUANT TO SECTION 6(C) OF THE INVESTMENT COMPANY ACT OF 1940 TO EXEMPT CERTAIN BUSINESS DEVELOPMENT COMPANIES FROM THE MEANING OF THE TERM “ACQUIRED FUND” FOR PURPOSES OF FORM N-1A, FORM N-2, FORM N-3, FORM N-4 AND FORM N-6 UNDER THE INVESTMENT COMPANY ACT OF 1940

I. SUMMARY OF APPLICATION

The Coalition for Business Development (the “Coalition”) (the “Applicant”) hereby requests a class order (the “Order”) of the U.S. Securities and Exchange Commission (the “Commission”) pursuant to Section 6(c) of the Investment Company Act of 1940, as amended (the “1940 Act”), exempting certain business development companies (“BDCs”) from the meaning of the term “Acquired Fund” for purposes of Form N-1A, Form N-2, Form N-3, Form N-4 and Form N-6 (the “Forms”) under the 1940 Act.1 This application is intended to be an amendment to the initial application filed by the investment advisers to Apollo Investment Corporation (AIC) and Ares Capital Corporation (ARCC). AIC and ARCC are members of the Coalition.2 In particular, the relief requested in this application would enable each investment company registered under the 1940 Act to make investments permitted by the 1940 Act in an exchange-traded BDC without including the BDC’s operating expenses in the registered investment company’s fee table. The Applicant submits that including such information in the fee table makes the fee table potentially misleading to investors and inaccurate.3 The Applicant requests relief only with respect to investments in a BDC’s publicly traded securities (“tradeable securities”), as defined in the proposed conditions below.

II. STATEMENT OF FACTS AND BACKGROUND

A.	The Coalition

The Coalition is a member-driven, Washington-based trade association that advocates exclusively on behalf of BDCs to expand their ability to provide necessary growth capital to small- and middle-market Main Street businesses so they can expand, invest and create jobs. The Coalition is the successor to the Coalition for Small Business Growth, an ad-hoc coalition of BDCs that in 2018 was instrumental in securing passage of the Small Business Credit Availability Act, produced research and data on the BDC industry and championed modernization of decades-old BDC regulation.

Driven by the vision and input of our members, the Coalition’s mission is to increase awareness of the value of BDCs to Main Street businesses among legislators, regulators and media; to promote federal policy changes that enable BDCs to expand their lending; and to conduct and publish research on the efficacy of BDC activities and regulation.

1 Unless otherwise indicated, all section references herein are to the 1940 Act, and all references to a rule or form are references to rules and forms adopted under the 1940 Act.

2 The investment advisers to AIC and ARCC filed an initial application on behalf of the Coalition on September 4, 2018 (the “Initial Application”). See Apollo Investment Management, L.P. and Ares Capital Management LLC, File No. 812-14946. Due to technical EDGAR filing issues, the Coalition is unable to file this application as an amendment to the Initial Application but intends for this application to be treated as such.

3 BDC expenses have been at the forefront of legislative interest. In 2017, the House of Representatives Committee on Appropriations stated in its report:

“The SEC issued its [AFFE] rule in 2003 to deal with the “Funds of Funds” business models. As the law does not consider BDCs to be Funds of Funds, the SEC did not mention BDCs in the rule. Today the BDC industry has grown dramatically and the AFFE rule unnecessarily harms the industry. Retail investors benefit from having professional firms and indexes analyze BDC securities. However, retail investors are not being given adequate market protections because the AFFE rule prohibits BDC securities from inclusion in indexes, which results in fewer research analysts that cover the BDC industry.”

H.R. Report No. 115-234, at 69 (2017).

B.	Acquired Fund Fees and Expense Disclosure

In 2006, under the Fund of Funds Rule,4 the Commission adopted amendments to Form N-1A to require each registered open-end investment company investing in another investment company registered under the 1940 Act to include in its prospectus fee table a line item entitled “Acquired Fund Fees and Expenses” (“AFFE”). Under amended Item 3 of Form N-1A, for example, an acquiring investment company (“acquiring fund”) must, among other things, aggregate the amount of total annual fund operating expenses of securities issued by acquired investment companies (“acquired funds”) and express the total amount as a percentage of average net assets of the acquiring fund.5 Potential investors typically refer to a fund’s expense ratio when evaluating investments in funds, and a high expense ratio, without regard for the financial statements that do not correlate with the AFFE line item, may preclude an investor from pursuing an investment in an acquiring fund.

C.	Expenses of a BDC

A BDC’s expenses are reported on its statement of operations. These expenses may include compensation, investment advisory fees, real estate and other operating expenses. The statement of operations calculates a BDC’s net investment income as the difference in revenues minus these operating expenses. The BDC’s net asset value (“NAV”) is reported on its statements of assets and liabilities and is calculated as total assets minus total liabilities.

D.	Business Development Companies Subject to the Relief

BDCs are regulated under the 1940 Act.6 BDCs are structured as closed-end funds and elect to be regulated under the “business development company” provisions of the 1940 Act.7 These provisions of the 1940 Act are intended to promote access to capital by companies that may not have access to other sources of capital. Congress created BDCs in 1980 to fuel job growth and assist emerging U.S. businesses in raising funds.

4 Fund of Funds Investments, Investment Company Act Release No. 27399 (June 20, 2006), available at: http://www.sec.gov/rules/final/2006/33-8713.pdf (“Fund of Funds Rule”).

5 In addition to Form N-1A, which is the registration form used by open-end management investment companies, the Applicant is seeking exclusion of tradeable BDCs from the meaning of the term “Acquired Fund” on other Forms under the 1940 Act. N-2 is the registration statement used by closed-end management investment companies. N-3 is the registration statement of separate accounts organized as management investment companies. N-4 is the registration statement of separate accounts organized as unit investment trusts. N-6 is the registration statement for separate accounts organized as unit investment trusts that offer variable life insurance policies.

6 Section 2(a)(48) of the 1940 Act defines a BDC as any closed-end investment company that operates for the purpose of making investments in securities described in Section 55(a)(1) through 55(a)(3) and makes available significant managerial assistance with respect to the issuers of such securities.

7 Id.

The Applicant’s requested relief would apply only to investments in a BDC’s tradeable securities.8 Similar to other operating companies, BDCs that issue tradeable securities must file periodic reports under the Securities Exchange Act of 1934 (the “Exchange Act”), including Form 10-Ks and Form 10-Qs, which include the BDC’s statement of operations, a detailed schedule of investments and other financial statements.

III. REQUEST FOR ORDER

A.	Section 6(c) of the 1940 Act

Section 6(c) of the 1940 Act authorizes the Commission to exempt any person, security or transaction, or any class or classes of persons, securities or transactions, from any provision or provisions of the 1940 Act or of any rule or regulation thereunder, if and to the extent that such exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act.9

B.	Benefits of BDCs to the U.S. Economy and Investors

Congress established BDCs in 1980 to make capital available to small, developing and financially troubled companies that do not have ready access to the public capital markets or other forms of conventional financing.10 BDCs must invest a certain amount of their assets in eligible portfolio companies, typically U.S. issuers that are either privately owned or have less than $250 million in market capitalization.11 While not limited to debt investments, the primary role of BDCs in the economy to date has been to provide debt financing to companies, primarily in the small and middle markets, that may find it difficult to obtain traditional bank financing. These small- and medium-sized businesses are vital to promoting job formation and growth of the U.S. economy as a whole. This role has only increased in recent years as banks have pulled back from middle-market lending in the face of stricter post-financial crisis capital requirements.

8 All references in this application to BDCs are intended to refer to BDCs with tradeable securities, unless the context requires otherwise.

9 The Commission has used substantively identical authority under the Exchange Act to issue class orders. See, e.g., Order Granting Limited and Conditional Exemption Under Section 36(a) of the Securities Exchange Act of 1934 from Compliance with Interactive Data File Exhibit Requirement in Forms 6-K, 8-K, 10-Q, 10-K, 20-F and 40-F to Facilitate Inline Filing of Tagged Financial Data, 81 Fed. Reg. 39741 (June 17, 2016); Temporary Exemptions and Other Temporary Relief, Together with Information on Compliance Dates for New Provisions of the Securities Exchange Act of 1934 Applicable to Security-Based Swaps, 76 Fed. Reg. 36287 (June 22, 2011); Joint Order To Exclude Indexes Composed of Certain Index Options From the Definition of Narrow-Based Security Index Pursuant to Section 1a(25)(B)(vi) of the Commodity Exchange Act and Section 3(a)(55)(C)(vi) of the Securities Exchange Act of 1934, 74 Fed. Reg. 61116 (Nov. 23, 2009); Self-Regulatory Organizations; Notice of Filing of Proposed Rule Change by the New York Stock Exchange, Inc. Relating to Proposed Changes to Exchange Rules 440F (“Public Short Sale Transactions Effected on the Exchange”) and 440G (“Transactions in Stocks and Warrants for the Accounts of Members, Allied Members and Member Organizations”), 70 Fed. Reg. 3758 (Jan. 26, 2005).

10 Small Business Investment Incentive Act of 1980, H.R. 7554, 96th Cong. (1980), amending the 1940 Act.

11 Definition of Eligible Portfolio Company under the Investment Company Act of 1940, Investment Company Act Release No. 27538 (May 15, 2008), available at: https://www.sec.gov/rules/final/2006/ic-27538.pdf.

As their unique statutory mandate contemplated, BDCs have sought to expand their role and fill this void. They have had some success, managing more than $65 billion as of December 31, 2018, while the number of publicly traded BDCs has grown to more than 50 as of that same date.12 A supportive equity market, in the form of access to retail and institutional investors, is critical to fully realize Congress’s goal in creating BDCs, and the staff’s application of the Fund of Funds Rule and the AFFE disclosure requirement thereunder (the “AFFE disclosure requirement”) has inadvertently limited BDCs’ potential to do just that.

In addition to their unique and valuable capital formation role, investments in BDCs provide many benefits to both retail and institutional investors. Investors frequently find BDCs to be attractive and diversified investments, particularly in the current low-interest-rate environment. BDCs provide access to an asset class typically only accessible to institutional and wealthy investors through private funds, and they provide access to such investments in a liquid vehicle through exchange-traded shares. Access to the capital markets is of particular importance for BDCs because they are limited in their ability to retain capital. This is because BDCs are required to distribute a minimum of 90% of their taxable earnings annually and, as a practice, they typically pay out dividends at a relatively stable level, making them attractive to income-seeking investors, such as retirees. Importantly, they accomplish this in an efficient, flow-through tax structure.

C.	Need for Relief

As discussed above, the primary role of BDCs in the economy to date has been to provide debt financing to companies, primarily in small and middle markets, that may find it difficult to obtain traditional bank financing. These small and medium-sized businesses are vital to promoting job formation and growth of the U.S. economy.

In 2006, the Fund of Funds Rule became effective. The SEC stated that its primary goal in adopting the rule was to provide investors with “a better understanding of the actual costs of investing in a fund that invests in other funds.”13 The SEC further stated that the disclosure requirement would allow investors to compare their investment opportunities, such as investing in alternative funds of funds or traditional funds. The adoption of the Fund of Funds Rule led to unforeseen consequences with respect to BDCs,14 which this application addresses.

12 S&P Global Market Intelligence and Wells Fargo Securities as of December 31, 2018. To give just one example, ARCC invested in OTG Management, Inc. (“OTG”), a founder-owned operator of full service sit-down and quick service restaurants, bars, lounges, gourmet markets, and news and gift shops in U.S. and Canadian airports. OTG had been awarded a contract to build and operate the food and beverage concessions at the new Terminal 5 at New York’s JFK International Airport. As a small company with limited operating history, OTG had been unable to obtain financing from traditional lenders. ARCC stepped in to provide OTG with much-needed capital, as well as management expertise and support, to assist OTG in continuing to grow its business. BDCs have the potential to create far more success stories, like OTG’s, but the AFFE disclosure requirement is hampering their ability to do so.

13 See supra note 4.

14 At the time the Fund of Funds Rule was proposed, the BDC industry was small and not coordinated. The BDC industry may have commented if it had understood at the time that the Fund of Funds Rule would be an effective ban on BDCs from most indices a few years after implementation of the Fund of Funds Rule.

The relief requested is needed for two primary reasons:

(i)	mutual fund investors are harmed by application of the AFFE disclosure requirement to investments in a BDC’s tradeable securities because

(a)

the artificial exclusion of components of indices that are consistent with the investment objectives of the indices, as a consequence of the application of the AFFE disclosure requirement to BDCs, has caused a dramatic reduction in institutional ownership in BDCs, limiting BDCs’ ability to support the funding needs of businesses, as Congress intended, and

(b)	institutional owners’ participation in governance of BDCs has been significantly hampered and consequently has negatively impacted retail shareholders; and

(ii)

application of the AFFE disclosure requirement to investments in a BDC’s tradeable securities requires a double-counting of the BDC operating expenses, resulting in grossly overstated expenses of funds that invest in BDCs, and potentially misleads mutual fund investors.

We discuss the rationale of each of these in turn below.

(i)	Mutual fund investors are harmed by application of the AFFE disclosure requirement to investments in BDCs’ tradeable securities.

(a)	Removal of BDCs from indices and subsequent impact on institutional ownership

On October 2, 2012, Vanguard announced it was changing index providers from MSCI benchmarks, which at the time included BDCs, to Chicago’s Center for Research in Security Prices (CRSP) index,15 which did not include BDCs. Vanguard’s press releases indicate that AFFE disclosure about BDCs, which increased the index funds’ overall expense ratios, impacted Vanguard’s decision to switch to the CRSP index.16 As a result of the switch to the CRSP indices, three of the Vanguard index funds (VB, VBK and VBR) sold all of their holdings in BDCs.17

15 See Vanguard to Change Target Benchmarks for 22 Index Funds, Oct. 4, 2012, available at http://www.crsp.com/files/Vanguard_Benchmark_Change_Press_Release.pdf.

16 See Vanguard Institutional Total Stock Market Index and Balanced Index Funds Transition to New CRSP Index, Jan. 14, 2013, available at https://www.businesswire.com/news/home/20130114006554/en/Vanguard-Institutional-Total-Stock-Market-Index-Balanced.

17 See Vanguard’s Index Changes Could Hamper BDCs, Oct. 4, 2012, available at https://www.nasdaq.com/article/vanguards-index-changes-could-hamper-bdcs-cm179165.

As a consequence of the application of the AFFE disclosure requirement, major index providers removed BDCs from indices, causing a dramatic reduction in institutional ownership. In 2014, the MSCI, Russell and S&P indices all removed BDCs from their respective indices primarily because of the AFFE disclosure requirement.18 As a result, mutual funds that track these indices could no longer invest in BDCs. The decisions by these index providers affected more than 30 BDCs and negatively impacted BDC index performance.19

The Coalition analyzed the decline of institutional ownership as a result of the Fund of Funds Rule over several time periods: (1) as of December 31, 2006, representing the period prior to January 2, 2007 (the compliance date for the AFFE disclosure requirement), (2) as of September 30, 2012, representing the time period before several index funds publicly announced their intentions to exclude BDCs,20 (3) as of December 31, 2013, representing the time period prior to MSCI and Russell indices removing BDCs. (4) as of December 31, 2014, representing the date following the most significant sales by institutional investors due to the impact of the AFFE Rule, and (5) as of December 31, 2018, representing the most recent date available for which BDC institutional ownership is available.21 At each date, the Coalition examined two sets of BDCs: (1) 14 BDCs that were publicly traded on December 31, 2006 and remained publicly traded through December 31, 2018 (“Data Set 1”22) and (2) all publicly traded BDCs, as

18 See Removal of BDCs from Indices May Reduce Equity Access, Fitch Ratings (Mar. 13, 2014), https://fitchratings.com/gws/en/fitchwire/fitchwirearticle/Removal-of-BDCs?pr_id=823651. See also Wells Fargo BDC Index (Source: Bloomberg).

19 CEFA’s Closed-End Fund Universe (Dec. 31, 2014).

20 September 30, 2012 represents the last calendar quarter in which BDC ownership was significantly unaffected before several indices and mutual funds publicly announced intentions to exclude BDCs due to the AFFE disclosure requirement. See, e.g., Vanguard to Change Target Benchmarks for 22 Index Funds, Oct. 2, 2012, available at http://www.crsp.com/files/Vanguard_Benchmark_Change_Press_Release.pdf; Vanguard Institutional Total Stock Market Index and Balanced Index Funds Transition to New CRSP Index, Jan. 14, 2013, available at https://www.businesswire.com/news/home/20130114006554/en/Vanguard-Institutional-Total-Stock-Market-Index-Balanced; Vanguard’s Index Changes Could Hamper BDCs, Oct. 4, 2012, available at https://www.nasdaq.com/article/vanguards-index-changes-could-hamper-bdcs-cm179165.

21 The Russell announced dropping BDCs in March 2014, and the MSCI announced dropping BDCs in April 2014.

22 Data Set 1 includes AINV, ARCC, Capital Southwest Corporation (CSWC), Equus Total Return, Inc. (EQS), Gladstone Investment Corporation (GAIN), Gladstone Capital Corporation (GLAD), Hercules Capital, Inc. (HTGC), KCAP Financial, Inc. (KCAP), MVC Capital, Inc. (MVC), OHA Investment Corporation (OHAI), Prospect Capital Corporation (PSEC), Rand Capital Corporation (RAND), Medallion Financial Corp. (MFIN), and Oxford Square Capital Corporation (OXSQ).

provided by Wells Fargo Securities, and adjusted at each measurement date for the addition of new publicly traded BDCs and the removal of BDCs that were liquidated or acquired (“Data Set 2”23). Following the removal of BDCs from the MSCI and Russell indices and the subsequent sales by institutional investors due to the Fund of Funds Rule, 2014 showed a negative result and represented the greatest rate of decline of institutional ownership during any of the time periods measured.24

Both a static analysis and dynamic analysis of the publicly traded BDC market from 2006 to 2018 lead to the same conclusion: institutional ownership has remained low following the significant sales by institutional investors due to the impact of the Fund of Funds Rule.25 In a static analysis represented by Data Set 1, from December 31, 2006 through December 31, 2018, fourteen BDCs remained publicly traded. During this time period, the average number of shares held by institutional investors declined by 44%, as did the average market capitalization held by institutional investors. In a dynamic analysis of the BDCs represented by Data Set 2, from December 31, 2006 through December 31, 2018, the average shares held by institutional investors declined by 35%, and the average market capitalization held by institutional investors declined by 36%.

23 Data Set 2 includes Allied Capital Corporation (ALD), American Capital, Ltd. (ACAS), AINV, ARCC, CSWC, EQS, GAIN, GLAD, HTGC, KCAP, PFLT Funding II, LLC (MCGC), MVC, OHAI, PSEC, RAND, MFIN, OXSQ, BlackRock Capital Investment Corporation (BKCC), Fidus Investment Corporation (FDUS), Oaktree Specialty Lending Corporation (OCSL), Golub Capital BDC, Inc. (GBDC), Horizon Technology Finance Corporation (HRZN), Main Street Capital Corporation (MAIN), Medley Capital Corporation (MCC), New Mountain Finance Corporation (NMFC), Newtek Business Services Corporation (NEWT), PennantPark Floating Rate Capital Ltd. (PFLT), PennantPark Investment Corporation (PNNT), Saratoga Investment Corporation (SAR), Solar Capital Ltd. (SLRC), Solar Senior Capital Ltd. (SUNS), BlackRock TCP Capital Corporation (TCPC), THL Credit, Inc. (TCRD), Baring BDC, Inc. (BBDC), American Capital Senior Floating, Ltd. (ACSF), Alcentra Capital Corporation (ABDC), Capitala Finance Corporation (CPTA), CM Finance Inc. (CMFN), Oaktree Strategic Income Corporation (OCSI), FS KKR Capital Corp. (FSK), Great Elm Capital Credit Corporation (GECC), Garrison Capital Inc. (GARS), Harvest Capital Credit Corporation (HCAP), Monroe Capital Corporation (MRCC), OFS Capital Corporation (OFS), Stellus Capital Investment Corporation (SCM), TriplePoint Venture Growth BDC Corporation (TPVG), TPG Specialty Lending, Inc. (TSLX), WhiteHorse Finance, Inc. (WHF), TCG BDC, Inc. (CGBD), and Goldman Sachs BDC, Inc. (GSBD).

24 The Wells Fargo BDC Index (Source: Bloomberg). In Data Set 1, institutional ownership declined greater that 20% during 2014. A similar trend existed in the dynamic set of BDCs in Data Set 2. (Note that in Data Set 2, the BDCs that conducted public offerings in 2013 had a materially lower institutional ownership (likely as a result of AFFE), which the Coalition believe understates the rate of decline. After removing BDCs that conducted initial public offerings in 2013 from the analysis, institutional ownership in Data Set 2 declined 13% during 2014.) See S&P Capital IQ. For both Data Set 1 and Data Set 2, the impact of the removal of BDCs from the MSCI and Russell indices as of December 31, 2014 marked the largest decline in institutional ownership across each of the five time periods, further underscoring the impact that AFFE has had on constraining BDC institutional ownership.

25 The Coalition also analyzed this data by type of institutional investor across the five relevant periods for Data Set 1 and Data Set 2. The analysis covered traditional investment managers (which includes mutual funds), hedge fund managers, venture capital/private equity firms, government pension sponsors, family offices/trusts, charitable foundations, and an unclassified category. In each of the five relevant periods, traditional investment managers accounted for approximately 70 to 90% of total institutionally held shares and market capitalization, and also accounted for the largest source of reduced institutional ownership in BDCs after the impact of the AFFE disclosure requirement.

In addition to the impact on institutional investor ownership in BDCs, the total assets under management (AUM) of BDCs was impacted. The long-term compound annual growth rate of BDC assets26 was 9% from December 31, 2008 to December 31, 2018.27 From 2008-2014, the compound annual growth rate of total BDC assets was 14.1%.28 However, in the four years following the removal of BDCs from several indices (2014-2018), the compound annual growth rate of BDC assets29 slowed to just 1.5%,30 less than the U.S. annual GDP growth over the same time period.31 The Coalition believes that slower growth in BDC assets during this period reflects the impact of AFFE on the formation of institutional capital rather than diminished demand for the asset class by institutional investors. As an example, during this same time period (2014-2018), the annual growth rate for the private U.S. Direct Lending market, which is heavily owned by institutional investors, was 25%.32 The difference in AUM growth between BDCs and private direct lending fund AUM reflects the impact that the AFFE disclosure requirement and the resulting removal from indices had on capital formation and institutional ownership, and does not reflect waning institutional demand for the asset class.

The removal of BDCs from prominent indices has further reduced institutional share ownership in BDCs, which has resulted in reduced BDC share liquidity, increased capital raising costs and reduced investor choice for BDC investment options. The Coalition submits that this drop in institutional ownership was directly related to the removal of BDCs from the indices, rather than from BDC underperformance or another cause.33

26 All publicly traded BDCs, as provided by Wells Fargo Securities.

27 Calculated as the compounded annual growth rate for the 10-year period from December 31, 2008 to December 31, 2018. See S&P Global Market Intelligence.

28 Id.

29 All BDCs, as provided by Wells Fargo Securities.

30 Calculated as the compounded annual growth rate for the 4-year period 2014-2018. See S&P Global Market Intelligence and Preqin, as of July 2019.

31 As measured by compounded real gross domestic product growth in the United States from 2014 to 2018 of 2.4%. See Statista.com.

32 See supra note 30.

33 The Coalition examined the relationship between stock performance and institutional ownership to determine whether negative performance led to sales by institutional investors. The analysis considered only Data Set 1 to eliminate deviations caused by IPOs, mergers, and liquidations in the dynamic universe of Data Set 2. The Coalition compared average institutional ownership and average change in institutional ownership for BDCs that had above average total stock based returns to BDCs that had below average total stock based returns.

Based on the analysis, BDC stock underperformance did not drive sales by institutional investors. In almost all time periods measured, BDCs that generated above average total stock based returns had greater institutional sales. The Coalition attributes this pattern of institutional selling to the impact of the AFFE disclosure requirement on institutional demand for BDC assets. Only during the period from December 31, 2013 to December 31, 2014 were institutional sales similar between BDCs regardless of stock performance. Furthermore, BDCs with higher stock based returns had higher levels of institutional ownership. Consequently, these BDCs also showed greater sales by institutional owners as the various impacts of AFFE steadily reduced institutional demand for BDCs. In the Coalition’s view, this analysis disproves the notion that institutional investors withdrew due to BDC underperformance.

(b) Impact on Corporate Governance and Retail Investors

The significant decline of institutional ownership of BDCs described above also has negatively affected BDCs’ retail shareholders. One of the most respected research analysts on the BDC sector examined voting participation rates in BDCs and concluded that retail shareholders get better governance from the BDCs they are invested in when the BDCs have strong and significant institutional ownership.34 Conversely, BDC corporate governance suffers when institutional ownership is lower. Institutional ownership and investment are imperative for providing access to capital for BDCs, which in turn supports the liquidity of BDC shares, leads to improved corporate governance for retail shareholders and provides greater protection for all BDC shareholders, both retail and institutional.

In addition to harming BDC investors, mutual fund investors have also been harmed by the AFFE disclosure requirement’s impact on capital markets. Investors in mutual funds that track an index seek to generate exposure to that index. The AFFE disclosure requirement’s application to BDC investments has resulted in a regulatory distortion of the indices. BDCs were removed from the indices due solely to a regulatory requirement imposed by the Fund of Funds Rule – not because of any decision of whether BDCs as a group qualify for the index. As a result, mutual fund investors do not, today, receive the exposure to BDCs they would experience but for the regulatory intervention.

Further, due to the unnecessary consolidation of BDC expenses into the acquiring fund’s expense ratio, it is very challenging in a competitive mutual fund environment for portfolio managers to consider investments in BDCs because a large emphasis is placed on reported mutual fund expenses. The challenges portfolio managers face when deciding whether to invest in BDCs has thus harmed mutual fund investors.35

34 Wells Fargo Securities Equity Research, “The 1Q17 BDC Scorecard” (Jan. 18, 2017) (“[L]ower institutional ownership led to a much less engaged shareholder base, which, in turn, led to much less corporate governance on behalf of retail investors. . . . Large institutional investors are often much better about actively vetting corporate/board proposals”).

35 In addition, the loss of sophisticated investors may lead to less oversight over managerial malfeasance. A Wells Fargo Securities report highlights one externally managed BDC that has a material conflict of interest and is owned entirely by one individual. The report states that when the BDC raises capital, the individual earns a significant return, such that the owner of the external manager is enriched, while the BDC shareholders (which are almost all retail investors) take all the risk. The report noted that the BDC also has a fee structure designed in such a way that this BDC can collect outperformance fees even if its investors lose money.

The owner of the external manager (after paying employees) collects more than $100 million per annum, regardless of how the BDC performs on an NAV basis. In light of this material conflict of interest and meaningful equity issuance by this BDC, informed institutional investors priced this BDC effectively at a very large yield premium/price-to-NAV discount relative to BDC peers, which, according to the report, is likely due to the limited amount of institutional involvement in the BDC, which makes the market more efficient. In the absence of institutional involvement, according to the report, the market may no longer be able to easily identify the material conflict of interest, as retail investors may lack the skills or resources to point out material conflicts of interest. The report notes that, in its view, retail shareholders are more exposed to risk without institutional involvement in the BDC space, and the better informed the investor base, the harder it will be for management teams to take advantage of less sophisticated investors. The report concludes that if the AFFE disclosure requirement is not amended with respect to BDCs, institutional investors will have limited access to BDCs and limited influence on BDC corporate governance due to the regulatory impairment. See Wells Fargo Securities Equity Research, “The Wells Fargo Q2 2014 BDC Scorecard” (March 31, 2014).

The result of the foregoing is that BDCs are less able to meet their statutory mission of providing funding sources to small businesses and other companies that do not have ready access to more traditional sources of capital. The goal of the Fund of Funds Rule – to provide investors with a greater understanding of the actual costs of investing in a fund whose investments included shares of other “traditional” investment funds – is not being achieved with respect to BDCs, as it does not provide transparency with regard to the costs of investing in underlying funds.

(ii)	Application of the AFFE disclosure with respect to a BDC with tradeable securities is inappropriate.

The application of the AFFE disclosure requirement to BDCs with tradeable securities distorts and overstates the expenses of mutual funds and other registered funds when those funds invest in BDCs.36 Long-established, traditional valuation techniques dictate estimating a firm’s intrinsic value by valuing the assets in its portfolio.

36 Disclosure in a recent Vanguard prospectus illuminates the point. In providing a rationale for an acquiring fund’s expense ratio, the prospectus explained, “Like an automaker, retailer, or any other operating company, many BDCs incur expenses such as employee salaries. These costs are not paid directly by a fund that owns shares in a BDC, just as the costs of labor and steel are not paid directly by a fund that owns shares in an automaker.” See Vanguard Explorer Fund Prospectus, “Plain Talk About Business Development Companies and Acquired Fund Fees and Expenses” (Feb. 26, 2019).

The Vanguard prospectus went on to say that an acquiring fund is nevertheless required to include BDC expenses in an acquiring fund’s expense ratio, and to explicitly state that “[t]he expense ratio of a fund that holds a BDC will thus overstate what the fund actually spends on portfolio management, administrative services, and other shareholder services by an amount equal to these Acquired Fund Fees and Expenses.” Id.

The VanEck Vectors BDC Income ETF (Ticker: BIZD), which tracks an index comprised almost entirely of BDCs, also provides an example of how the AFFE disclosure requirement forces an acquiring fund to overstate its expense ratio. The ETF’s fee table in its most recent prospectus lists a gross operating expense of 9.49%. That number massively overstates the fund’s actual gross expenses of 0.49%, as reflected in the ETF’s annual report for the fiscal year ended April 30, 2018 (the period reflected in the ETF’s fee table). The AFFE disclosure requirement’s application to investments in BDCs required a dramatically large overstatement of this fund’s expenses in its prospectus, and therefore a significant financial disclosure discrepancy. See VanEck Vectors BDC Income ETF Prospectus, “Fund Fees and Expenses” (Sept. 1, 2018).

As demonstrated by the Vanguard disclosure and the Van Eck example, including BDC expenses in an acquiring fund’s fee ratio overstates the acquiring fund’s expenses and provides misleading and inaccurate information to investors.

The accepted approach is to conduct a discounted cash flow analysis to value all the assets in the portfolio. As outlined by one of the foremost authorities on valuation, Gaughan et al., “The discounted future cash flows approach to valuing a business is based on projecting the magnitude of the future monetary benefits that a business will generate.” The earnings or cash flows for each asset, which are calculated net of expenses, are discounted back to present value to determine the intrinsic value of the company.

Public share prices reflect a firm’s intrinsic value. According to Koller et al., another authority on valuation, “Valuation levels for the stock market as a whole clearly reflect the underlying fundamental performance of companies in the real economy. . . . Our studies indicate that, in most cases and nearly all the time, managers can safely assume that share prices reflect the markets’ best estimate for intrinsic value.”

When an acquiring fund purchases a mutual fund, shares are purchased at the acquired fund’s NAV. The NAV reflects the portfolio asset values but does not capitalize the present value of the future management fees, and these future management fees will represent a reduction in the investor’s returns. Conversely, when an acquiring fund purchases a BDC at the traded price of its securities, that price already reflects future expenses (adjusted to present value). The BDC’s trading price will already reflect its operating expense structure, which in turn will reduce the total return of the acquiring fund’s investment in the BDC. Reflecting these expenses again under the AFFE disclosure requirement results in double-counting a BDC’s expenses, and hence the AFFE disclosure requirement will result in significantly overstating acquiring fund expense ratios.37 Such disclosure provides misleading and inaccurate information to investors.

The inclusion of BDC expenses in AFFE disclosure also does not provide any greater understanding about the cost of investing in registered funds that invest in BDCs with tradeable securities, thereby misleading the acquiring fund’s investors. Such a BDC’s fees and expenses are not direct costs paid by the acquiring fund’s shareholder, nor are they used to calculate the acquiring fund’s net asset value. As it relates to tradeable securities, the fees and expenses of a BDC have no impact on the costs associated with the operations of an acquiring fund other than with respect to the trading price of those securities. Those fees and expenses, furthermore, are not included in the acquiring fund’s financial statements, which provide a clearer picture of the acquiring fund’s actual operating costs in comparison to a fee table. Concerns that investors may not be aware of expenses of investing in BDCs can be alleviated by treating BDC expenses in a similar manner to brokerage commissions with narrative risk disclosure.

37 See id. The distortive effect of BDC AFFE disclosure can also be seen on the Russell 2000 Index. In 2013, BDCs represented roughly 1.2% of the Russell 2000 Index, yet BDCs increased the expense ratio of the overall index by 25% (from 20 to 25 base points). See Wells Fargo Securities Equity Research, “The 1Q17 BDC Scorecard” (Jan. 18, 2017).

The Applicant notes that the Commission’s policy rationale for adopting the AFFE disclosure requirement does not apply to investments in BDCs’ tradeable securities. When adopting the AFFE disclosure requirement, the Commission stated that its primary goal was to provide investors with a greater understanding of the actual costs of investing in a fund whose investments included shares of other traditional investment funds, as some of those other funds have their own expenses that may be equal to or higher than the acquiring fund. The Commission further stated that the disclosure requirement would allow investors to compare their investment opportunities, such as investing in alternative funds of funds or traditional funds. Rather than further this policy objective, the AFFE disclosure requirement for tradeable BDCs reduces investor understanding by incorrectly implying that there are additional costs associated with these BDC investments.

The Applicant emphasizes that BDCs are uniquely situated because their Congressional mandate is to make capital available to small, developing and financially troubled companies that do not have ready access to the public capital markets or other forms of conventional financing. BDCs make loans to and investments in such companies, as well as provide managerial support and assistance, all of which require a very significant infrastructure to support operations.

Further, neither the 2006 proposing release38 nor the Commission’s release accompanying the adoption of the AFFE disclosure requirement39 contemplated the impact of disclosure of AFFE on BDCs or made any express reference to the AFFE disclosure applying to a registered fund’s purchase of shares of a BDC, which are treated similarly to an operating company’s tradeable securities. The staff applied the AFFE disclosure requirement relating to BDCs without considering the effect of such application on investors or BDCs, in particular, BDCs that issue tradeable securities.

The staff did not apply AFFE disclosure requirements to very similar investment products, such as real estate investment companies (“REITs”). BDCs and REITs are characterized as nontraditional investments that are designed to provide yield to investors. BDCs and REITs are taxed identically under Subchapter M of the Code, and, due to these similarities, they are often accepted in the same distribution channels. A REIT’s fee and expense structures are materially identical to those of BDCs. The staff, rightly, does not apply AFFE disclosure to an acquiring fund’s investment in securities issued by REITs. The Applicant notes it is incongruous to exclude REITs but not BDCs from the meaning of the term “Acquired Fund” and request that BDCs be excluded because they function like operating companies and not like traditional investment vehicles, which were at the heart of the Commission’s policy rationale for the requirement of the AFFE disclosure.

D.	Requested Order

Solely for the purposes of the requested relief, the Applicant seeks an exemption for exchange-traded BDCs from the meaning of “Acquired Fund” for the purposes of the following

38 Release No. IC-26198, available at https://www.sec.gov/rules/proposed/33-8297.htm (June 23, 2004).

39 See Fund of Funds Investments, 71 Fed. Reg. 36640 (June 27, 2006).

Forms: Form N-1A, Form N-2, Form N-3, Form N-4 and Form N-6. The Applicant believes that the Order requested in this application would, if granted, be consistent with other SEC practice. For example, Commission staff do not apply the AFFE disclosure requirement to very similar investment products, such as REITs.40

The requested relief will result in more accurate expense information being provided to investors, satisfying the Commission’s primary purpose for adopting the AFFE disclosure rule. The requested relief will also help attract institutional ownership of BDCs, which will benefit retail investors and the capital markets by allowing BDCs to provide greater support for capital formation and capital deployment to lower- and middle-market companies. Remedying the current inclusion of BDCs in AFFE disclosure requirements will also promote beneficial corporate governance practices.

IV. PROPOSED CONDITIONS OF EXEMPTIVE ORDER

The Applicant agrees that any Order granting the requested relief shall be subject to the following conditions:

(a) The relief is only applicable to investments in BDCs’ tradeable securities, which are securities issued by a BDC that:

(i)	were offered in an offering registered under the Securities Act of 1933;

(ii)	are subject to issuer reporting requirements under the Exchange Act;

(iii)	trade on a national securities exchange that has registered with the Commission under Section 6 of the Exchange Act; and

(iv)	are not subject to restrictive agreements with the issuer or other security holders.

(b) Acquiring funds that are required to disclose AFFE pursuant to the Forms (“Acquiring Funds”) will include disclosure in such fund’s (i) statement of additional information (“SAI”) about the fees associated with investing in BDCs and (ii) financial statements. The SAI disclosure will include the amount of AFFE represented by BDC

40 In addition to the Applicant, many other industry participants have expressed their support for removal of AFFE from acquired funds’ fee tables in comment letters to the recently proposed rule regarding fund of funds arrangements. Fund of Funds Arrangements, SEC Release No. IC-33329, 84 Fed. Reg. 1286 (Feb. 1, 2019), available at https://www.govinfo.gov/content/pkg/FR-2019-02-0l/pdf/2018-27924.pdf; see, e.g., Comment Letter of Massachusetts Mutual Life Insurance Company (May 2, 2019); Comment Letter of Dechert LLP (May 2, 2019); Comment Letter of Securities Industry and Financial Markets Association (May 2, 2019); Comment Letter of Franklin Square Holdings, L.P., d/b/a FS Investments (May 2, 2019); Comment Letter of J.P. Morgan Asset Management (May 2, 2019); Comment Letter of John Hancock Investments (May 2, 2019); Comment Letter of American Investment Council (May 2, 2019); Comment Letter of U.S. Chamber of Commerce (May 2, 2019); Comment Letter of Nuveen, LLC (May 2, 2019); Comment Letter of Alternative Credit Council (May 2, 2019); Comment Letter of Chapman and Cutler LLP (May 2, 2019); Comment Letter of TPG Specialty Lending, Inc. (May 2, 2019); Comment Letter of Pacific Investment Management Company LLC (May 1, 2019); Comment Letter of Investment Company Institute (April 30, 2019); Comment Letter of Invesco Ltd. (April 30, 2019); Comment Letter of Small Business Investor Alliance (April 30, 2019).

investments. It will further will explain that when an Acquiring Fund purchases a BDC at its market price, the BDC’s trading price reflects its operating expense structure, which in turn will reduce the total return of the Acquiring Fund’s investment in the BDC. The narrative disclosure would explain the difference between the fees of investing in BDCs as compared to investing in more “traditional” funds (i.e., fees of investing in BDCs is more akin to selling, general and administrative expenses of operating companies than fees of investing in more “traditional” funds). This approach will permit funds to exclude BDCs from the definition of “acquired fund” for purposes of the prospectus fee table presentation under the Forms and will allow funds to treat BDCs in the same manner as investments in operating companies for expense presentation purposes.

(c) Acquiring funds subject to Inline eXtensible Business Reporting Language (XBRL) reporting requirements will disclose AFFE in the fund’s XBRL filed in connection with a post-effective amendment to the fund’s annual update to the registration statement.

V. AUTHORIZATIONS REQUIRED BY RULE 0-2

Pursuant to Rule 0-2(c)(1) under the 1940 Act, each Applicant hereby states that the officer signing and filing this application on behalf of such Applicant is fully authorized to do so. All requirements for the execution and filing of this application have been complied with, and the persons executing and filing this application are fully authorized to do so. All requirements of the governing documents of each Applicant have been complied with in connection with the execution and filing of this application.

The verification required by Rule 0-2(d) under the 1940 Act is attached to this application as Exhibit A. The name and address of Applicant and the name and address of the person to whom questions regarding this application should be directed, as required by Rule 0-2(f), are set forth herein.

VI. REQUEST FOR ORDER OF EXEMPTION

For the foregoing reasons, Applicant requests that the Commission enter an Order under Section 6(c) granting Applicant the relief sought by the application. Applicant submits that the requested exemption is consistent with the protection of investors.

Dated: September 3, 2019

COALITION FOR BUSINESS DEVELOPMENT

By:	/s/ David Cohen
	Name:	David Cohen
	Title:	Authorized Signatory

EXHIBIT A

VERIFICATION

The undersigned states that he has duly executed the attached application dated September 3, 2019 for and on behalf of the COALITION FOR BUSINESS DEVELOPMENT; that he is the authorized person of each such entity; and that all action by officers, directors, and other bodies necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

COALITION FOR BUSINESS DEVELOPMENT

By:	/s/ David Cohen
David Cohen
	Title:	Authorized Signatory